Exhibit 99.1
For Immediate Release

CONTACT:	Investors:
Jay Venkateswaran Senior VP — Investor Relations WNS (Holdings) Limited +1 212 599 6960 ir@wnsgs.com

Media:
Mike Sherrill Gutenberg Communications +1 212 239 8741 msherrill@gutenbergpr.com
WNS Reports Second Quarter Net Loss of $10.5 million;
Net Income (excluding share-based compensation and related fringe benefit taxes, amortization and impairment of goodwill and intangible assets) of $8.0 million
Revenue Increases 33.5% and
Revenue Less Repair Payments Increases 35.4%,
Over Corresponding Quarter in the Prior Fiscal Year
WNS Reiterates Guidance for Fiscal 2008
MUMBAI, INDIA, and NEW YORK, November 14, 2007 — WNS (Holdings) Limited (NYSE: WNS), a leading provider of offshore business process outsourcing (BPO) services, today announced results for the quarter ended September 30, 2007 and reiterated its guidance for fiscal 2008.
“We were able to deliver over 35% quarter-on-quarter growth in revenue less repair payments. Our sales pipeline is at its strongest for the year and we have been particularly successful with expanding existing client relationships during the quarter.” said Neeraj Bhargava, Group Chief Executive Officer. “Further, our organization-wide focus on reducing employee attrition has begun to show encouraging results.”
WNS recorded a basic loss per share of 25 cents due to a one-time impairment charge of $15.5 million in respect of goodwill and intangible assets and costs related to the continued redeployment of resources associated with the bankruptcy of First Magnus Financial Corporation, or First Magnus. Basic income per share (excluding share-based compensation and related fringe benefit taxes, amortization and impairment of goodwill and intangible assets) was 19 cents for the quarter.
“We continue to minimize the impact of the loss of First Magnus as a client through initiatives such as a rapid redeployment of employees, the deferral of planned infrastructure expansion and a reduction in discretionary costs,” said Mr. Bhargava. “These factors have collectively enabled us to perform better than we had expected for the quarter.”
Financial Highlights: Fiscal Second Quarter Ended September 30, 2007
•	Quarterly revenue of $115.6 million, up 33.5% from the corresponding quarter last year.

•	Quarterly revenue less repair payments of $71.7 million, up 35.4% from the corresponding quarter last year.

•	Quarterly net loss of $10.5 million, down from net income of $6.0 million for the corresponding quarter last year.

•	Quarterly net income (excluding share-based compensation and related fringe benefit taxes, amortization and impairment of goodwill and intangible assets) of $8.0 million, up 8.4% from the corresponding quarter last year.

•	Quarterly basic loss per share of 25 cents, down from basic income per share of 16 cents for the corresponding quarter last year.

•	Quarterly basic income per share (excluding share-based compensation and related fringe benefit taxes, amortization and impairment of goodwill and intangible assets) of 19 cents, compared with 19 cents for the corresponding quarter last year.

•	Cash flows from operating activities of $15.5 million for the six months ended September 30, 2007, up from $7.9 million for the six months ended September 30, 2006.
Reconciliations of non-GAAP financial measures to GAAP operating results are included at the end of this release.
Fiscal 2008 Guidance
WNS reiterates its October 3, 2007 guidance for fiscal 2008:
•	Revenue less repair payments is expected to be between $290 million and $295 million

•	Net income (excluding share-based compensation and related fringe benefit taxes, amortization and impairment of goodwill and intangible assets) is expected to be between $33.0 million to $35.0 million.
“We are confident of achieving our projected profitability for the year despite pressure from currency appreciation and the loss of First Magnus as a client.” said Mr. Bhargava.
Conference Call
WNS will host a conference call on November 15, at 8 a.m. (EST) to discuss the company’s quarterly results. To participate, callers can dial 1-800-295-3991 from within the U.S. or +1-617-614-3924 from any other country. The participant passcode is 1352836. A replay will be made available online at www.wnsgs.com for a period of three months beginning two hours after the end of the call.
About WNS
WNS is a leading provider of offshore business process outsourcing, or BPO, services. We provide comprehensive transactional, analytic and customer care services that are underpinned by expertise in our target industry sectors. We transfer the execution of the business processes of our clients, which are typically companies located in Europe and

North America, to our global delivery centers. We provide high quality execution of client processes, monitor these processes against multiple performance metrics, and improve them on a continuous basis.
Our ADSs are listed on the New York Stock Exchange. For more information, please visit our website at www.wnsgs.com.
About Non-GAAP Financial Measures
For financial statement reporting purposes, the company has two reportable segments: WNS Global BPO and WNS Auto Claims BPO. In the auto claims segment, WNS provides claims-handling and accident-management services, in which it arranges for automobile repairs through a network of third-party repair centers. In its accident-management services, WNS acts as the principal in dealings with the third-party repair centers and clients.
The amounts invoiced to WNS clients for payments made by WNS to third-party repair centers are reported as revenue. As the company wholly subcontracts the repairs to the repair centers, it evaluates its financial performance based on revenue less repair payments to third party repair centers, which is a non-GAAP measure.
WNS believes revenue less repair payments reflects more accurately the value addition of the business process services it directly provides to its clients. The presentation of this non-GAAP information is not meant to be considered in isolation or as a substitute for the company’s financial results prepared in accordance with U.S. GAAP. WNS revenue less repair payments may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.
Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995
This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to a slowdown in the U.S. and Indian economies and in the sectors in which our clients are based, a slowdown in the BPO and IT sectors world-wide, competition, the success or failure of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology, legal and regulatory policy as well as other risks detailed in our reports filed with the U.S. Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s current analysis of future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

WNS (HOLDINGS) LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(Amounts in thousands, except share and per share data)

	Three months ended		Six months ended
	September 30,		September 30,
	2007	2006	2007	2006
Revenue
Third parties	$114,679	$84,856	$226,487	$133,905
Related parties	899	1,734	1,614	5,711

	115,578	86,590	228,101	139,616
Cost of revenue	92,468	67,337	182,674	104,767

Gross profit	23,110	19,253	45,427	34,849
Operating expenses
Selling, general and administrative expenses	18,782	12,076	33,504	22,207
Amortization of intangible assets	479	480	1,308	951
Impairment of goodwill and intangible assets	15,465	—	15,465	—

Operating (loss) income	(11,616)	6,697	(4,850)	11,691
Other income (expense), net	2,222	(48)	4,908	(81)
Interest expense	—	(68)	—	(101)

(Loss) income before income taxes	(9,394)	6,581	58	11,509
Provision for income taxes	(1,060)	(557)	(2,073)	(892)

Net (loss) income	$(10,454)	$6,024	$(2,015)	$10,617

Basic (loss) income per share	$(0.25)	$0.16	$(0.05)	$0.29
Diluted (loss) income per share	$(0.25)	$0.15	$(0.05)	$0.27
Non-GAAP measure note:
In addition to its reported operating results in accordance with U.S. generally accepted accounting principles (US GAAP). WNS has included in the table below non-GAAP operating measures that the Securities and Exchange Commission defines as “non-GAAP financial measures”. Management believes that such non-GAAP financial measures, when read in conjunction with the company’s reported results, can provide useful supplemental information for investors analyzing period to period comparisons of the company’s results. The non-GAAP financial measures disclosed by the company should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated.

Reconciliation of revenue less repair payments (non-GAAP) to revenue (GAAP)

				Amount in thousands
	Three months ended		Six months ended
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
Revenue less repair payments (Non-GAAP)	71,736	52,964	141,508	98,473
Add: Payments to repair centers	43,843	33,626	86,593	41,143
Revenue (GAAP)	115,579	86,590	228,101	139,616
Reconciliation of cost of revenue (non-GAAP to GAAP)

				Amount in thousands
	Three months ended		Six months ended
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
Cost of revenue (Non-GAAP)	48,625	33,711	96,081	63,624
Add: Payments to repair centers	43,843	33,626	86,593	41,143
Cost of revenue (GAAP)	92,469	67,337	182,674	104,767
Reconciliation of selling, general and administrative expense (non-GAAP to GAAP)

				Amount in thousands
	Three months ended		Six months ended
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
Selling, general and administrative expenses (excluding share-based compensation expense and related fringe benefit taxes) (Non-GAAP)	16,981	11,319	30,713	21,238
Add: Share-based compensation expense	1,175	757	2,164	969
Add: Fringe benefit taxes on options exercised	627	—	627	—
Selling, general and administrative expenses (GAAP)	18,783	12,076	33,504	22,207

Reconciliation of operating income (non-GAAP to GAAP)

				Amount in thousands
	Three months ended		Six months ended
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
Operating income (excluding share-based compensation and related fringe benefit taxes, amortization and impairment of goodwill and intangible assets) (Non-GAAP)	6,873	8,087	15,972	13,764
Less: Share-based compensation expense	1,918	910	3,423	1,122
Less: Amortization of intangible assets	479	480	1,308	951
Less: Impairment of goodwill and intangible assets	15,465	—	15,465	—
Less: Fringe benefit taxes on share-based compensation	627	—	627	—
Operating (loss) income (GAAP)	(11,616)	6,697	(4,850)	11,691
Reconciliation of net income (non-GAAP to GAAP)

				Amount in thousands
	Three months ended		Six months ended
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
Net income (excluding share-based compensation and related fringe benefit taxes, amortization and impairment of goodwill and intangible assets) (Non-GAAP)	8,035	7,414	18,807	12,690
Less: Share-based compensation expense	1,918	910	3,423	1,122
Less: Amortization of intangible assets	479	480	1,308	951
Less: Impairment of goodwill and intangible assets	15,465	—	15,465	—
Less: Fringe benefit taxes on options exercised	627	—	627	—
Net income (GAAP)	(10,454)	6,024	(2,015)	10,617

Reconciliation of basic income per ADS (non-GAAP to GAAP)

	Three months ended		Six months ended
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
Basic income per ADS (excluding share-based compensation and related fringe benefit taxes, amortization and impairment of goodwill and intangible assets) (Non-GAAP)	0.19	0.19	0.45	0.34
Less: Adjustments for share-based compensation and related fringe benefit taxes, amortization and impairment of goodwill and intangible assets	0.44	0.03	0.50	0.05
Basic income per ADS (GAAP)	(0.25)	0.16	(0.05)	0.29
Reconciliation of diluted income per ADS (non-GAAP to GAAP)

	Three months ended		Six months ended
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
Diluted income per ADS (excluding share-based compensation and related fringe benefit taxes, amortization and impairment of goodwill and intangible assets) (Non-GAAP)	0.19	0.18	0.44	0.32
Less: Adjustments for share-based compensation and related fringe benefit taxes, amortization and impairment of goodwill and intangible assets	0.44	0.03	0.49	0.05
Diluted income/(loss) per ADS (GAAP)	(0.25)	0.15	(0.05)	0.27

WNS (HOLDINGS) LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share and per share data)

	As of September 30, 2007 (Unaudited)	As of March 31, 2007
ASSETS
Current assets
Cash and cash equivalents	$96,615	$112,340
Bank deposits	—	12,000
Accounts receivable, net of allowance of $1,741 and $364, respectively	47,356	40,592
Funds held for clients	6,097	6,589
Employee receivable	1,452	1,289
Prepaid expenses	3,637	2,162
Prepaid income taxes	2,647	3,225
Deferred tax assets	744	701
Other current assets	7,455	4,524

Total current assets	166,003	183,422

Goodwill	54,279	37,356
Intangible assets, net	9,172	7,091
Property and equipment, net	53,016	41,830
Deposits	7,398	3,081
Deferred tax assets	7,037	3,101

TOTAL ASSETS	$296,905	$275,881

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$18,180	$18,751
Accrued employee costs	20,525	18,492
Deferred revenue — current	7,319	9,827
Income taxes payable	2,139	88
Obligations under capital leases — current	6	13
Deferred tax liabilities	225	—
Other current liabilities	24,926	16,239

Total current liabilities	73,320	63,410

Deferred revenue — non current	4,169	5,051
Deferred rent	858	1,098
Accrued pension liability	1,211	771
Deferred tax liabilities — non current	2,280	23

Shareholders’ equity:
Ordinary shares, $0.16 (£0.10) par value; Authorized 50,000,000 shares
Issued and outstanding: 42,066,106 and 41,842,879 shares, respectively	6,564	6,519
Additional paid-in-capital	160,792	154,952
Ordinary shares subscribed, nil and 30,022 shares, respectively	—	137
Retained earnings	27,324	30,685
Accumulated other comprehensive income	20,387	13,235

Total shareholders’ equity	215,067	205,528

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$296,905	$275,881